June 3, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Re: ZYNGA INC.

Schedule TO-I filed May 23, 2022

Filed by Zynga, Inc. and Take-Two Interactive Software, Inc.

SEC File No. 005-86543

Dear Ms. Chalk:

On behalf of our clients, Zynga, Inc. (f/k/a Zebra MS II, Inc.) (the “Successor Company”), and Take-Two Interactive Software, Inc. (“Parent” and together with the Successor Company, the “Company”), we are submitting this letter as a follow-up to our phone conversation on June 2, 2022, regarding the response letter we delivered to you, on behalf of the Company, on May 31, 2022, in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 27, 2022 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-86543) (the “Tender Offer Statement”) filed by the Company with the Commission on May 23, 2022. Capitalized terms used in this letter but not defined have the meanings ascribed to such terms in the Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to the Holders of 0.25% Convertible Senior Notes due 2024 (the “2024 Notes”), filed as Exhibit (a)(1)(i) to the Tender Offer Statement, and (b) the Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to the Holders of 0% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”), filed as Exhibit (a)(1)(ii) to the Tender Offer Statement, as applicable.

As a supplement to the Company’s initial response to the Staff’s second comment contained in the Comment Letter, the Company respectfully submits that the right of a Holder to receive the Reference Property upon a valid conversion of Notes, and the number of units of Reference Property that will be issued upon conversion (including the number of Additional Shares, if any, issuable as a result of the Make-Whole Fundamental Change), was provided for in the Original Indentures applicable to the Notes. The Company confirms to the Staff that such calculations were not modified by the First Supplemental Indentures applicable to the Notes and the amounts were calculated pursuant to and in accordance with the Original Indentures. Section 14.07 of each Original Indenture provides that upon the occurrence of a Share Exchange Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets that a holder of a number of shares of Old Zynga’s Common Stock equal to the Conversion Rate immediately prior to such Share Exchange Event would have been entitled to receive upon such Share Exchange Event, and that a supplemental indenture shall be executed which provides for the foregoing. Therefore, at the closing of the Combination, Old Zynga, the Successor Company, Parent and the Trustee entered into the Supplemental Indentures to memorialize the right of the Holders to convert their Notes into the Reference Property, but the right to receive the Reference Property and the calculation of the number of units of Reference Property issuable upon conversion of the Notes is provided for in the Original Indentures.

* * *

Please contact me at (212) 728-8662 with any questions or comments you may have regarding this letter, the letter delivered on May 31, 2022 or Amendment No. 1 (as defined in our May 31, 2022 letter).

Very truly yours,

/s/ Laura L. Delanoy
Laura L. Delanoy

Copy (w/encl.) to:

Daniel Emerson

Executive Vice President and Chief Legal Officer

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, New York 10036

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